Filed by First Quantum Minerals Limited pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Inmet Mining Corporation Commission file no.: 333-185937

An Opportunity to Create a

New Leader in Global Copper

A Combination of First Quantum and Inmet

January 2013

Global

Diversified

FIRST QUANTUM

MINERALS LTD.

TSX: FM; LSE: FQM

Cautionary Statement

Certain statements and information contained in this presentation, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated commencement, completion and terms of the proposed offer and the anticipated strategic and operational benefits of the offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained in this presentation, First Quantum has made numerous assumptions including among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, anticipated costs and expenditures, and First Quantum’s ability to achieve its goals. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labor disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations and the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement contained in this presentation represents management’s estimate as of any date other than the date of this presentation.

Neither First Quantum nor any of its directors or officers has verified the accuracy or completeness of information or statements contained herein which are made by or derived from third-party sources (including any projections or estimates made by third-party research analysts). Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. First Quantum has no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of First Quantum or Inmet. Such an offer may only be made pursuant to the offer and takeover bid circular First Quantum has filed with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates disclosed herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are recognized by Canadian securities regulatory authorities, however, they may not be recognized by the securities regulatory authorities of other jurisdictions. Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Note: all dollar amounts in US dollars unless otherwise indicated; C$ indicates Canadian dollars

FIRST QUANTUM

MINERALS LTD.

A Significant Premium Today with Considerable Upside in the Future

The Offer

C$72.00 per Inmet share, implying a total equity purchase consideration of approximately 5.1 billion1

Each Inmet shareholder will have the option to elect to receive consideration per Inmet share of:

– C$ 72.00 in cash, or

– 3.2967 First Quantum shares, or

– A mix of 36.00 in cash plus 1.6484 First Quantum shares

Aggregate consideration mix of approximately 50% in cash and 50% in First Quantum shares, subject to a maximum cash consideration of approximately C$2.5 billion and a maximum number of First Quantum shares issued of approximately 115.9 million

Premiums

A premium of 65% to Inmet’s underlying equity value as of 23 November 2012, the last trading day before First Quantum’s most recent friendly approach to Inmet Management2

A premium of 73% to Inmet’s underlying equity value as of 27 November 2012, the last trading day before Inmet’s public announcement of First Quantum’s friendly approach to Inmet Management2

Key Conditions

Offer will not be subject to First Quantum shareholder approval or any financing condition

Minimum tender of 66-2/3% of Inmet’s shares outstanding (on a fully diluted basis)

No due diligence condition; additional benefits can be identified to the advantage of all shareholders if given access to Cobre Panama

Recently-adopted Inmet shareholder rights plan not adversely affecting the Offer

Other customary conditions for a transaction of this nature

Timing

The offer and circular was mailed to Inmet shareholders and filed with the Canadian Securities Regulators on 9 January 2013 and the offer will be open to Inmet shareholders until 5 pm on 14 February unless extended or withdrawn

(1) Calculated based on First Quantum’s closing share price as of 23 November 2012, the last trading day before the most recent friendly approach to Inmet management

(2) Excluding net cash of C$1.9 billion (or C$26 per share) on Inmet’s balance sheet

FIRST QUANTUM

MINERALS LTD.

A Compelling Combination

FIRST QUANTUM

MINERALS LTD.

A Vision to Create a Global Copper Leader

The combination of First Quantum and Inmet will be the largest pure copper player in the sector, with a portfolio of operating and development assets across four continents

First Quantum and Inmet are complementary and bringing together the best talents of each will create significant value for both shareholders

The combined entity will be positioned to deliver Cobre Panama more effectively by leveraging First Quantum’s global project development expertise

– First Quantum’s unique capabilities allow in-house project development with prudent use of consultants and third party contractors

– Pro forma entity with substantially improved liquidity and balance sheet strength, to drive development of future large scale projects with cost efficiency and discipline

– A combination of the two companies will also eliminate significant value leakage that comes with selling further equity in projects to fund development

Investors in the combined group will be exposed to multiple re-rating events over the next five years as each new development project comes on stream

It is a combination of two companies with a deep and long standing commitment to social and environmental excellence

This is a vision Inmet’s largest shareholder has embraced

FIRST QUANTUM

MINERALS LTD.

On the Cusp of a Substantial Re-Rating

P / NAV1

1.2x

1.1x

1.0x

0.9x

0.8x

0.7x

0.6x

0.5x

- 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0

Mid-Cap Copper Producers

Pro-forma

First Quantum3

PanAust Oz Minerals

Lundin

Hudbay

Copper Mountain

Inmet2

Taseko

Capstone

First Quantum

Large-Cap Copper Producers

Antofagasta

Teck

Southern Copper

Freeport4

Market Capitalization US$ Bn1

Source: CapitalIQ, Company information, Broker research

(1) As of 25 January 2013 unless otherwise indicated, NAVs based on broker consensus estimates

(2) Prior to First Quantum takeover bid on 23 November 2012

(3) Based on First Quantum and Inmet combined broker consensus NAV at the average trading P/NAV multiple for large cap copper producers (Antofagasta, Teck, Freeport and Southern Copper)

(4) Prior to takeover bids for McMoran Exploration Co. and Plains Exploration & Production Co. on 4 December 2012

FIRST QUANTUM

MINERALS LTD.

First Quantum Has Delivered and Continues to Deliver

FIRST QUANTUM

MINERALS LTD.

We Build Projects Efficiently and Well Below Industry Norms

Capital Intensity

(US$ / t)

Cobre Panama (Inmet)

Galeno (Minmetals)

Las Bambas (Xstrata)

Tampakan (Xstrata)

Toromocho (Chinalco)

Sierra Gorda (KGHM)

Ministro Mina Hales (Codelco)

Oyu Tolgoi (Rio Tinto)

Los Bronces (Anglo American)

Las Cruces (Inmet)

Canariaco (Candente)

Guelb Moghrein (First Quantum)

Antamina (BHP)

Antapaccay (Xstrata)

Buenavista DC (Southern Copper)

Sentinel (First Quantum)

Kansanshi Expansion (First Quantum)

Kansanshi (First Quantum)

Potential for significant capital cost savings by adopting First Quantum’s approach to project development

0 5,000 10,000 15,000 20,000 25,000 30,000

Source: Company Information, Broker Research

Represents a currently producing First Quantum asset

FIRST QUANTUM

MINERALS LTD.

We Deliver Value to Shareholders

Total Annualized Shareholder Return1

Jan-2000 – 23-Nov-2012

First Quantum

Southern Copper

Antofagasta

Inmet

BHP

Teck

Freeport

Rio Tinto

Xstrata2

Norilsk3

Anglo American

Kazakhmys4

35%

31%

29%

27%

18%

15%

13%

10%

8%

7%

6%

5%

Source: S&P Capital IQ

(1) Based on local currency basis

(2) Based on 7-Oct-2002 – 23-Nov-2012 period (period since listing) (3) Based on 10-Feb-2010 – 23-Nov-2012 period (period since listing) (4) Based on 7-Oct-2005 – 23-Nov-2012 period (period since listing)

FIRST QUANTUM

MINERALS LTD.

And Specifically Deliver On Each Project We Take On

US$ Bn

4.0

3.5

3.0

2.5

2.0

1.5

1.0

0.5

–

Kansanshi 2001

Guelb Moghrein 2004

Kevitsa1 2008

Trident (Sentinel / Enterprise)2 2010

Ravensthorpe 2010

Haquira3 2010

99%

3.8

1.9

115%

0.7

0.3

150%

1.8

0.7

375%

2.5

0.5

26%

0.9

0.7

67%

1.0

0.6

Cost plus Capex

Broker Consensus NAV

Source: Company Information, Broker Research (1) Acquisition of Scandinavian Minerals (2) Acquisition of Kiwara plc (3) Acquisition of Antares Minerals

FIRST QUANTUM

MINERALS LTD.

And Exceed Expectations

Project

Kansanshi

Guelb

Moghrein

Production

Ravensthorpe

Kevitsa

Announced

February 2004

June 2004

February 2010

November 2009

Target Parameter

Peak Production

Peak Production

Commissioning

Commercial Production

Minimum Copper

Production

Minimum Gold

Commercial Production

Commercial Production

Promised

130,000 tonnes of copper

35,000 ounces of gold

Late 2004

Early 2005

30,000 tonnes of

copper

50,000 ounces of gold

H2 2011

Mid 2012

Delivered

244,979 tonnes of copper1

112,286 ounces of gold

Q4 2004

April 19, 2005

First full-year production:

28,755 tonnes of copper

Peak production to date:

36,969 tonnes of copper

First full-year production:

54,161 ounces of gold

Peak production to date:

93,352 ounces of gold

December 28, 2011

August 18, 2012

Delivered Target?

Exceeded Expectations?

Source: Company Information

(1) Delivered Phase 1 production of 130 Ktpa on time and budget, reaching 245 Ktpa in 2009

FIRST QUANTUM

MINERALS LTD.

First Quantum and Inmet Together

Can Deliver Cobre Panama

FIRST QUANTUM

MINERALS LTD.

First Quantum’s Project Philosophy

Core First Quantum Criteria

• Set ambitious targets for schedule, cost and performance

• Finished project must perform to expectation

• Adherence to time schedule

• Adherence to capital cost budget

Core First Quantum Attributes

• Industry leading performance (e.g. capital cost per tonne of output)

• Strong track record

• Our project team background – unique

• Our execution approach – developed over years and now unique

A FINISHED PROJECT MUST PERFORM WELL

FIRST QUANTUM

MINERALS LTD.

Traditional Project

Owner

EPCM

Engineer

FIRST QUANTUM

MINERALS LTD.

First Quantum Target Project Model

Engineering

& Design

By FQM

FIRST QUANTUM

MINERALS LTD.

Typical First Quantum Project

Transport & Logistics 8%

Contracts 2%

Earthworks 5%

Concrete 8%

Piping 7%

E & I 10%

Construction Management 4%

Pre-commissioning & Commissioning 1%

Engineering & Design 5%

Procurement 3%

Structure/Mechanical/Plate 47%

FIRST QUANTUM

MINERALS LTD.

Our Core Project Development Criteria

FINISHED PROJECT MUST PERFORM TO EXPECTATION

Kevitsa – achieving throughput above design

Ravensthorpe – steady state and reliable operation

FIRST QUANTUM

MINERALS LTD.

Our Core Project Development Criteria

ADHERENCE TO TIME SCHEDULE

Kevitsa

First Quantum news release Nov 30, 2009 : “Commercial production target mid 2012”

Actual achievement August 2012

Ravensthorpe

First Quantum news release February 10, 2010 : “Approx. 18 months construction and ramp up” (i.e. August 2011)

Actual achievement

- First water commissioning: March 2011

- PAL 2 Hot Cycle: May 2011

- First introduction of ore: June 2011

- First MHP bagged: October 2011

- First shipload of MHP: November 2011

FIRST QUANTUM

MINERALS LTD.

Our Core Project Development Criteria

ADHERENCE TO CAPITAL COST BUDGET

Since 2003

Over $2.3B of projects delivered within 6% of capex budget Different countries, different technologies, different contracting requirements, different conditions

FIRST QUANTUM

MINERALS LTD.

Others?

“Cost overrun is common in infrastructure, building and technology projects. One of the most comprehensive studies of cost overrun that exists found that 9 out of 10 projects had overrun; overruns of 50 to 100 percent were common; overrun was found in each of 20 nations and five continents covered by the study and overrun had been constant for the 70 years for which data were available.”

FIRST QUANTUM

MINERALS LTD.

First Quantum Key Project Staff Have Worked in Latin America and Globally

Latin America

Chile

Africa

Zambia

Europe

France

Argentina

Mauritania

Spain

Peru

DRC

Finland

Brazil

Zimbabwe

United Kingdom

Mexico

Ghana

Germany

Namibia

Norway

Australasia

Australia

Botswana

Italy

Mozambique

Bulgaria

New Zealand

Tanzania

New Guinea

Malawi

Middle East Egypt

South Africa

Asia

Mongolia

Saudi Arabia

China

North America

Canada

Turkey

Japan

USA

Iran

Korea

Indonesia

FIRST QUANTUM

MINERALS LTD.

Country, Logistical and Technical Challenges

January 24 News Release:

“First Quantum has built mines around the world, applying its development expertise to some of the industry’s most challenging projects, in the hottest and coldest, driest and wettest climates, spanning sophisticated first-world locations to developing economies.”

FIRST QUANTUM

MINERALS LTD.

The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

MINERALS LTD.

The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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The Diverse Environment in Which We Operate

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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Development Expertise – Technical

FIRST QUANTUM

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A Flexible, Efficient and Transferable Approach to Projects

• Define and plan, set contracting strategy early

• Identify risks, and identify opportunities

• Copy existing designs, duplication, standardization, brainstorm

• Maximize commonality of equipment

• Maximize in house work and leverage off our strengths:

– Project management

– Technical involvement

– Procurement, expediting, logistics, shipping

– Self perform construction

– Own tools and equipment

– First Quantum construction supervision

• Efficient use of construction labour against tight metrics

FIRST QUANTUM

MINERALS LTD.

Over the Last ~12 Months

RAVENSTHORPE

Commissioning and commercial production achieved on December 28, 2011

KEVITSA

Completion of construction, commissioning and commercial production achieved on August 18, 2012

KANSANSHI

Numerous improvement projects

1,000tpd Acid Plant 5 – commissioned and operational Staged Oxide Expansions

– 7.2 Mtpa Oxide Upgrade commissioned and operational

– 14.5 Mtpa Oxide Upgrade construction proceeding

KANSANSHI SMELTER

Completing detailed design and construction in progress

SENTINEL

Completing detailed design and construction in progress

FIRST QUANTUM

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Sentinel Project

FIRST QUANTUM

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Sentinel Copper Concentrator Simplified Flowsheet

Crushing and Conveying

Stockpile and Reclaim

Milling

Flotation

Filtration and Copper Concentrate Product

FIRST QUANTUM

MINERALS LTD.

Key Recent Accomplishments

Total Sentinel project progress to date is 19.2% cumulative

Record construction progress in earthworks and concrete

50% concrete poured (36,600m3)

Over 6,600t of structural steel issued Approved For Construction (>50%), over 2,000t fabricated, over 1,000t erected

Approx 70 containers of mill components on site

First mill shells arriving on site

FIRST QUANTUM

MINERALS LTD.

Key Recent Accomplishments

Merged all execution areas to common project schedule

Completed quarry mining balance of project concrete requirements

Increased to 74% Zambian project content (+6% from December 2012)

First houses ready for occupation

FIRST QUANTUM

MINERALS LTD.

Efficient Site Manning

FQML Plant Local 16%

FQML Plant Filipinos / Indonesians 14%

Infra Filipinos 8%

Infra Expat 1%

FQML Expat 1%

FQM Roads Expat 1%

Operations & Support Expat 1%

Infra Local 27%

FQMO Roads Local 11%

Operations & Support Local 19%

Department Local Expat Filipinos / Indonesians TOTAL

Infrastructure 394 12 122 528

FQML Plant 231 10 185 / 25 451

Operations and Support 271 18 - 289

FQMO Roads 164 21 - 185

Overall Manpower 1,060 61 332 1,453

Percentage (%) 72.95% 4.20% 22.85% 100%

FIRST QUANTUM

MINERALS LTD.

Rapid Ramp-up of Site Manpower

700000

600000

500000

400000

300000

200000

100000

0

Man-Hours Worked

Data Date

(28 Jan 13)

DESCRIPTION TOTAL to DATE Jan12 Feb12 Mar12 Apr12 May12 Jun12 Jul12 Aug12 Sep12 Oct12 Nov12 Dec12 Jan13

Man-Hours Worked 3,181,915 70,704 71,578 53,024 53,818 63,810 92,525 126,970 233,310 332,260 459,826 563,912 493,887 566,291

LTI Rate 0.0629 0.00 0.00 0.00 0.00 0.00 2.16 0.00 0.00 0.00 0.00 0.00 0.00 0.00

FIRST QUANTUM

MINERALS LTD.

Sentinel On Schedule and On Budget

% Progress

110%

100%

90%

80%

70%

60%

50%

40%

30%

20%

10%

0%

Plan

Actual

Data Date

(28 Jan 13)

Overall Progress:

Actual = 19.18% Plan = 19.07%

May12

Jun12

Jul12

Aug12

Sep12

Oct12

Nov12

Dec12

Jan13

Feb13

Mar13

Apr13

May13

Jun13

Jul13

Aug13

Sep13

Oct13

Nov13

Dec13

Jan14

Feb14

Mar14

Apr14

May14

Jun14

Jul14

Aug14

Sep14

Commitments Budget

Sentinel Capex $950M $1,885M

FIRST QUANTUM

MINERALS LTD.

The Planning (2011)

FIRST QUANTUM

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Sentinel Mill Area (June 2012)

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Sentinel Mill Area (July 2012)

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Sentinel Mill Area (August 2012)

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Sentinel Mill Area (September 2012)

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Sentinel Mill Area (October 2012)

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Sentinel Mill Area (November 2012)

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Sentinel Mill Area (December 2012)

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Sentinel Mill Area (January 2013)

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Sentinel Mill Area (January 2013)

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Sentinel Mill Area (January 2013)

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First Mill Shell Delivery

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First Mill Shell Delivery

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1,000 Man Construction Site

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River Diversion

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River Diversion

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Arial Plant Site (November 2012)

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Arial Plant Site (November 2012)

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Arial Plant Site (November 2012)

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Arial Plant Site (November 2012)

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Arial Plant Site (November 2012)

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Sentinel Tails Thickening (January 2013)

FIRST QUANTUM

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Sentinel Main Warehouse (January 2013)

FIRST QUANTUM

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Concrete Bench Plant

FIRST QUANTUM

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Quarry for Concrete Aggregates

FIRST QUANTUM

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Block Making Machine for Housing

FIRST QUANTUM

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Block Making Machine for Housing

FIRST QUANTUM

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Truss Making Machine for Housing

FIRST QUANTUM

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Truss Making Machine for Housing

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Senior Housing and Golf Course

FIRST QUANTUM

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Accommodation and Messing

FIRST QUANTUM

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Senior Housing

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Senior Housing

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Senior Housing

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Senior Housing

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Senior Housing

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Senior Housing

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Senior Housing

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Senior Housing

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Sentinel is Not Cobre Panama – But it is Comparable

A project’s size is defined not by how much you spend on it

Main Project Elements Throughput Output (LOM Average) Year of First Production Process Plant Site and Services Mine Equipment Mining Other Owners Costs Construction Indirects EPCM Power Supply Port Contingency Total Committed by End 2012 Cost of capacity (US$/ t Cu) Construction Schedule From Board Approval Current Field Progress Construction Manning Expected Manning Peak

Sentinel (excl. Enterprise) 55 Mtpa 270 – 300 ktpa 2014 $713 $199 $433 $91 $146 Included in owners costs $82 $147 N/A $74 $1,885 50% ~6,600 25 Months 50% Concrete poured ca. 2,000	Cobre Panama 60 Mtpa 266 ktpa 2016 $1,184 $550 $347 $413 $885 $844 $355 $646 $543 $415 $6,182 65% ~23,000 44 Months Concrete works yet to start? In excess of 9,000

FIRST QUANTUM

MINERALS LTD.

Sentinel is Not Cobre Panama – But it is Comparable

Throughput (Mtpa) Copper Production (ktpa) Total Capex Process Plant and Mining Equipment Mine other, Dewatering, Pre-strip Infrastructure Site & Services EPCM Other Indirects & Contingency	Sentinel $ m 1,885 1,146 91 147 199 82 220	55 270-300% 100% 61% 5% 8% 11% 4% 12%	Frontier 10 96 $ m 226 156 17 14 10 29	Cobre Panama 60 266% 100% 69% 8% 6% 4% 13%	$ m 6,182 1,531 413 1,189 550 355 2,144	% 100% 25% 7% 19% 9% 6% 35%

FIRST QUANTUM

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A Highly Attractive Offer

FIRST QUANTUM

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A Vision to Create a Global Copper Leader

Š Combination of First Quantum and Inmet expected to be the new go-to copper producer

Š Combination creates significant value

Š Combination expected to be re-rated upwards

Š Combination with a long standing commitment to social and environmental excellence

Š Cobre Panama will benefit from First Quantum’s project expertise

A vision Inmet’s largest shareholder has embraced

SUPPORT THIS VISION

FIRST QUANTUM

MINERALS LTD.

93